LES INDUSTRIES
PROMATEK
INDUSTRIES LTD./LTÉE

H4P 2C9 Tél.: (514) 737-7477 Fax: (514) 737-9155

Interim Report for the six months ended December 31,2003.

Results

Revenue for the six months ended December 31, 2003 was $2,060,907 as compared with revenue of $2,462,746 for the previous fiscal year, a decrease of 16%. Net income was $480,687 or $0.13 per share as compared to $761,683 or $0.20 per share for the previous year, a decrease of 37%.

As of December 31st Promatek had approximately $1,259,225 in cash and cash equivalents ($0.34 per share).

Dividend

Promatek is pleased to announce that it will pay a dividend in the amount of $0.15 per Common share on March 1, 2004 to shareholders of record as at February 23, 2004.

At the discretion of its Board of Directors, Promatek will continue to pay dividends on its issued and outstanding Common shares on a semi-annual basis.

Management Discussion

In the first half of fiscal 2004, Promatek has suffered a 16% decrease in revenues and a 37% decrease in earnings as compared to the previous fiscal year. These decreases were mainly the result of two recent economic factors: A much stronger Canadian currency which is decreasing both revenues and earnings from US sales, and the deferral of several large orders from 2003 until early in 2004. In the previous fiscal year the first 6 months were very strong and then sales dropped as a result of the recession in the USA.

Promatek is now experiencing stronger demand for its products due to an improving global economy. "The good news is that we have not lost any significant business to our competitors" says Mark Levine President of Promatek Industries. "Orders have simply been delayed and we are optimistic that they will close in the upcoming quarters." Promatek remains strongly focussed on the success of Copitrak WorldWide, a virtual organization made up of Promatek and its major exclusive dealerships.

Despite the fact that Promatek failed to earn its entire dividend in the first half of fiscal 2004, the company maintains substantial working capital and has no debt. Promatek is highly committed to Research and Development funding and believes fundamentally that these efforts are rewarding the company with superior products and technologies.

Sincerely,

Mark Levine P. Eng
President

PROMATEK INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	December 31 2,003	JUNE 30 2,003
ASSETS		
CURRENT		
Cash	1,259,225	537,007
Short-term investments	-	1,014,973
Accounts receivable	694,111	549,482
Income taxes receivable	99,782	30,693
Inventories	347,977	355,811
Prepaid expenses	25,888	24,247
Future income taxes	-	75,000
	2,426,983	2,587,213
LOAN TO DIRECTOR	25,000	25,000
FIXED	120,993	133,029
	2,572,976	2,745,242
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	335,686	375,618
Deferred revenue	69,922	135,758
Future income taxes	12,000	-
	417,608	511,376
SHAREHOLDERS' EQUITY		
CAPITAL STOCK	1,153,130	1,153,130
CONTRIBUTED SURPLUS	712,442	712,442
RETAINED EARNINGS	289,796	368,294
	2,155,368	2,233,866
	2,572,976	2,745,242

PROMATEK INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF INCOME
AND RETAINED EARNINGS
(UNAUDITED)

	THREE MONTHS ENDED DECEMBER 31		SIX MONTHS ENDED DECEMBER 31	
	2003	2002	2003	2002
REVENUE	$ 1,105,070	$ 1,288,507	$ 2,060,907	$ 2,462,746
OPERATING EXPENSES				
Cost of sales and operating expenses except the following	604,028	571,909	1,177,406	1,187,653
Amortization of fixed assets	7,113	14,100	17,779	21,687
Investment income	(4,730)	(10,215)	(15,669)	(46,185)
Research & development	107,566	61,825	184,704	159,039
	713,977	637,619	1,364,220	1,322,194
INCOME BEFORE INCOME TAXES	391,093	650,888	696,687	1,140,552
Income Taxes	124,322	224,556	216,000	378,869
NET INCOME	266,771	426,332	480,687	761,683
RETAINED EARNINGS				
Beginning of period	23,025	2,567,510	368,294	2,232,159
Dividends paid	-	(4,913,568)	(559,185)	(4,913,568)
Transfer from contributed surplus	-	2,346,058	-	2,346,058
End of period	$ 289,796	$ 426,332	$ 289,796	$ 426,332
EARNINGS PER SHARE				
BASIC	0.07	$ 0.11	0.13	$ 0.20
FULLY DILUTED	0.07	$ 0.11	0.13	$ 0.20

PROMATEK INDUSTRIES LTD
CONSOLIDATED STATEMENTS OF CASH FLOW
(UNAUDITED)

	THREE MONTHS ENDED DECEMBER 31		SIX MONTHS ENDED DECEMBER 31	
	2003	2002	2003	2002
OPERATING ACTIVITIES				
NET INCOME	$ 266,771	$ 426,332	$ 480,687	$ 761,683
ADD(DEDUCT) NON-CASH ITEMS:				
AMORTIZATION OF FIXED ASSETS	7,113	14,100	17,779	21,687
FUTURE INCOME TAXES	67,122	103,235	87,000	186,657
(INCREASE) DECREASE IN NONCASH WORKING CAPITAL BALANCES				
ACCOUNTS RECEIVABLE	(162,444)	(103,168)	(144,629)	146,142
INCOME TAXES RECEIVABLE	(31,205)	(9,324)	(69,089)	(40,883)
INVENTORIES	3,903	(117,047)	7,834	(91,180)
PREPAID EXPENSES	21,413	7,858	(1,641)	(10,760)
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	(40,833)	(163,319)	(39,932)	(66,763)
DEFERRED REVENUE	(34,004)	80,731	(65,836)	55,924
	97,836	239,398	272,173	962,507
INVESTING ACTIVITIES				
PROCEEDS ON MATURITY OF INVESTMENTS	-	5,550,000	1,014,973	5,550,000
PURCHASES OF INVESTMENTS	-	(901,414)	-	(1,950,429)
PURCHASES OF FIXED ASSETS	-	(20,107)	(5,743)	(61,097)
REPAYMENT OF DIRECTOR"S LOAN	-	5,000	-	5,000
	-	4,633,479	1,009,230	3,543,474
FINANCING ACTIVITIES				
ISSUE OF CAPITAL STOCK	-	850	-	57,970
DIVIDENDS PAID	-	(4,913,568)	(559,185)	(4,913,568)
	-	(4,912,718)	(559,185)	(4,855,598)
INCREASE (DECREASE) IN CASH	97,836	(39,841)	722,218	(349,617)
CASH, BEGINNING OF PERIOD	1,161,389	375,528	537,007	685,304
CASH, END OF PERIOD	$ 1,259,225	$ 335,687	$ 1,259,225	$ 335,687

PROMATEK INDUSTRIES LTD
CONSOLIDATED NOTES TO INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

1) ACCOUNTING POLICIES

These financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

2) NOTES DISCLOSURES

The notes to these financial statements do not conform in all respects to the requirements of generally accepted accounting principles for the annual financial statements. Therefore, these interim financial statements should be read in conjunction with the most recent annual financial statements.

INDUSTRIES PROMATEK LTÉE
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS INTÉRIMAIRES
(NON VÉRIFIÉ)

1) RÈGLES ET MÉTHODES COMPATBLES

Ces états financiers s'appliquent selon les mêmes règles et méthodes comptables que les plus récents états financiers annuels.

2) PRÉSENTATION D'INFORMATIONS PAR VOIE DE NOTES

Les notes afférentes à ces états financiers ne respectent pas à tous les égards les exigences des principes comptables généralement reconnus pour les états financiers annuels. Par conséquent, ces états financiers intérimaires doivent être lus concurremment avec les plus récents états financiers annuels.

LES INDUSTRIES
PROMATEK
INDUSTRIES LTD./LTÉE
8390 Mayrand, Montréal, Qué. H4P 2C9 Tél.: (514) 737-7747 Fax: (514) 737-9155

Rapport intermédiaire sur les six premiers mois se terminant le 31 décembre 2003.

Résultats

Les revenus pour les six premiers mois se terminant le 31 décembre 2003 ont été de 2 060 907 $, comparativement à 2 462 746 $ pour l'exercice précédent, soit une diminution de 16%. Les bénéfices nets ont été de 480 687 $, ou 0,13 $ l'action comparativement à 761 683 $, ou 0,20 $ l'action, pour l'exercice précédent, soit une diminution de 37%. Au 31 décembre, Promatek comptait environ 1 259 225 $ en liquidités et quasi-espèces (l'équivalent de 0,34 $ l'action).

Dividendes

Promatek est heureuse d'annoncer qu'elle versera, le 1er mars 2004, un dividende de 0,15 $ l'action ordinaire aux actionnaires inscrits en date du février 23, 2004.

À la discrétion du conseil d'administration, Promatek continuera de verser des dividendes tous les semestres sur ses actions ordinaires émises et en circulation.

Nouvelles de la direction

Durant la première moitié de l'exercice 2004, Promatek a connu une baisse de 16 % sur les revenus et de 37 % sur les bénéfices nets comparativement à l'exercice précédent. Les deux facteurs économiques suivants expliquent en majeure partie ces baisses : La force de la devise canadienne qui a contribué à la baisse des revenus et des bénéfices nets provenant des ventes américaines et le report de commandes importantes de 2003 au début de 2004. Les six premiers mois de l'exercice précédent ont été très forts et les ventes ont par la suite chuté faisant suite à la récession aux États-Unis.

Promatek connaît maintenant une demande plus forte en raison de l'amélioration de l'économie mondiale. « La bonne nouvelle, c'est que nous n'avons pas perdu de ventes notables au profit de nos concurrents » déclare Mark Levine, président des Industries Promatek. « Les commandes ont seulement été reportées et nous croyons qu'elles seront conclues dans les prochains trimestres. » Promatek demeure fortement axé sur la réussite de Copitrak WorldWide, un organisme virtuel composé de Promatek et de ses principaux concessionnaires exclusifs.
Bien que Promatek n'a pas réussi à gagner son dividende en entier au cours de la première moitié de l'exercice 2004, la société conserve un fonds de roulement important et n'a pas de dettes. Promatek est fortement engagée au financement de la recherche et du développement et croit fondamentalement que ces efforts récompensent la société par ses produits et technologies supérieures.

Bien à vous,

Mark Levine.ing.
Président

INDUSTRIES PROMATEK LTÉE
BILAN CONSOLIDÉ
(NON VÉRIFIÉ)

	31 DÉCEMBRE 2,003	30 JUIN 2,003
ACTIF		
ACTIF À COURT TERME		
Encaisse	1,259,225	537,007
Placements de trésorerie	-	1,014,973
Débiteurs	694,111	549,482
Impôts à recouvrer	99,782	30,693
Stocks	347,977	355,811
Charges payées d'avance	25,888	24,247
Impôts sur le revenu futurs	-	75,000
	2,426,983	2,587,213
PRÊT AU DIRECTEUR	25,000	25,000
IMMOBILISATIONS	120,993	133,029
	2,572,976	2,745,242

	31 DÉCEMBRE 2,003	30 JUIN 2,003
PASSIF		
PASSIF À COURT TERME		
Créditeurs et charges à payer	335,686	375,618
Produits comptabilisés d'avance	69,922	135,758
Impôts à venir	12,000	-
	417,608	511,376
AVOIR DES ACTIONNAIRES		
CAPITAL-ACTIONS	1,153,130	1,153,130
SURPLUS D'APPORT	712,442	712,442
BÉNÉFICES NON RÉPARTIS	289,796	368,294
	2,155,368	2,233,866
	2,572,976	2,745,242

INDUSTRIES PROMATEK LTÉE
EXPOSÉ RÉCAPITULATIF DES REVENUS ET DES BÉNÉFICES NON RÉPARTIS
(NON VÉRIFIÉ)

	TROIS MOIS SE TERMINANT 31 DECEMBRE		SIX MOIS SE TERMINANT 31 DECEMBRE	
	2003	2002	2003	2002
REVENUS	$ 1,105,070	$ 1,288,507	$ 2,060,907	$ 2,462,746
FRAIS D'EXPLOITATION				
Coûts des ventes et des frais d'exploitation à l'exception des	604,028	571,909	1,177,406	1,187,653
Amortissements des immobilisations	7,113	14,100	17,779	21,687
Revenus de placement	(4,730)	(10,215)	(15,669)	(46,185)
Recherche et développement	107,566	61,825	184,704	159,039
	713,977	637,619	1,364,220	1,322,194
BÉNÉFICES AVANT IMPÔTS SUR LE REVENU	391,093	650,888	696,687	1,140,552
Impôts	124,322	224,556	216,000	378,869
REVENU NET	266,771	426,332	480,687	761,683
BÉNÉFICES NON RÉPARTIS				
Solde à l'ouverture	23,025	2,567,510	368,294	2,232,159
Dividendes versés	-	(4,913,568)	(559,185)	(4,913,568)
Transfert du surplus d'apport	-	2,346,058	-	2,346,058
Solde à la clôture	$ 289,796	$ 426,332	$ 289,796	$ 426,332
BÉNÉFICES PAR ACTION				
DE BASE	0.07	$ 0.11	0.13	$ 0.20
DILUÉ	0.07	$ 0.11	0.13	$ 0.20

INDUSTRIES PROMATEK LTÉE
EXPOSÉ RÉCAPITULATIF DES FLUX DE TRÉSORERIE
(NON VÉRIFIÉ)

	TROIS MOIS SE TERMIN/ 31 DÉCEMBRE		SIX MOIS SE TERMINANT 31 DÉCEMBRE	
	2003	2002	2003	2002
ACTIVITÉS D'EXPLOITATION				
BÉNÉFICE NET	$ 266,771	$ 426,332	$ 480,687	$ 761,683
AJOUTER (DÉDUIRE) LES ÉLÉMENTS SANS EFFET SUR LA TRÉSORERIE :				
AMORTISSEMENT DES IMMOBILISATIONS	7,113	14,100	17,779	21,687
IMPÔTS SUR LE REVENU FUTURS	67,122	103,235	87,000	186,657
(AUGMENTATION) DIMINUTION DES SOLDES DU FONDS DE ROULEMENT AUTRE QUE LES DISPONIBILITÉS				
DÉBITEURS	(162,444)	(103,168)	(144,629)	146,142
IMPÔTS À RECOUVRER	(31,205)	(9,324)	(69,089)	(40,883)
STOCKS	3,903	(117,047)	7,834	(91,180)
CHARGES PAYÉES D'AVANCE	21,413	7,858	(1,641)	(10,760)
CRÉDITEURS ET CHARGES À PAYER	(40,833)	(163,319)	(39,932)	(66,763)
PRODUITS COMPTABILISÉ D'AVANCE	(34,004)	80,731	(65,836)	55,924
	97,836	239,398	272,173	962,507
ACTIVITÉS D'INVESTISSEMENT				
PRODUITS À L'ÉCHÉANCE DES INVESTISSEMENTS	-	5,550,000	1,014,973	5,550,000
ACQUISITION D'INVESTISSEMENTS	-	(901,414)	-	(1,950,429)
ACQUISITION D'IMMOBILISATIONS	-	(20,107)	(5,743)	(61,097)
REMBOURSEMENT DU PRÊT DU DIRECTEUR	-	5,000	-	5,000
	-	4,633,479	1,009,230	3,543,474
ACTIVITÉS DE FINANCEMENT				
ÉMISSION D'ACTIONS	-	850	-	57,970
DIVIDENDES VERSÉS	-	(4,913,568)	(559,185)	(4,913,568)
	-	(4,912,718)	(559,185)	(4,855,598)
AUGMENTATION (DIMINUTION) DE L'ENCAISSE	97,836	(39,841)	722,218	(349,617)
ENCAISSE - DÉBUT DE LA PÉRIODE	1,161,389	375,528	537,007	685,304
ENCAISSE - CLÔTURE DE LA PÉRIODE	$ 1,259,225	$ 335,687	$ 1,259,225	$ 335,687